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                              February 14, 2022

       Tao Ling
       Chief Executive Officer
       Ostin Technology Group Co., Ltd.
       Building 2, 101/201 1 Kechuang Road
       Qixia District, Nanjing
       Jiangsu Province, China 210046

                                                        Re: Ostin Technology
Group Co., Ltd.
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed January 31,
2022
                                                            File No. 333-253959

       Dear Mr. Ling:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1/A filed January 31, 2022

       Prospectus Summary, page 1

   1. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
   2. We note your summary of risk factors. Please provide a cross-reference to the more detailed discussion of
these risks in the prospectus.
       Note 5 - Inventories, page F-20

   3. Please revise the note to briefly describe the transactions and the circumstances that resulted in
Goods-in-Transit at September 30, 2021.
 Tao Ling
FirstName LastNameTao  LingLtd.
Ostin Technology Group Co.,
Comapany14,
February  NameOstin
            2022     Technology Group Co., Ltd.
February
Page 2 14, 2022 Page 2
FirstName LastName
4. We note your inventory impairment policy disclosed on page F-13. Please confirm to us, if true, and revise the last sentence of this note to clarify that you recorded inventory impairment charges of $1,077,952 and $288,411 during the fiscal years ended September
         30, 2021 and 2020, respectively, and tell investors where these charges are presented in your statements of income and comprehensive income. Likewise, if true, clarify that during fiscal 2021 you wrote-off previously impaired inventory with a related provision of
         $297,586, or explain to us what you mean by your disclosure that you "wrote off inventory provision of $297,586" in that fiscal year.
5. Further, please reconcile for us the disclosure in the last sentence of this note with the inventory provision adjustment of $780,366 reflected on the statement of cash flows for the year ended September 30, 2021, or revise the financial statements to resolve this inconsistency.
Note 3 - Accounts Receivable, page F-20

6. We note from page 62 that the increase in accounts receivable during fiscal 2021 was due in part to an increase in the accounts receivable balance of one existing customer as a result of its extended credit period from 90 days to 120 days. Please revise the note to address the following:

                Briefly describe the circumstances relating to your extending
that customer   s credit
              terms from 90 days to 120 days.
                Disclose an aging of your accounts receivable at September 30,
2021 in tabular form
              and show the allowance for losses related to each age group of receivables.
7. We note from page 76 that for customers located in certain regions you have established certain measures, such as factoring arrangements, to protect you from excessive exposure to credit risks. Please revise the notes to financial statements to describe your factoring arrangements and how you account for them. In addition, revise the Liquidity and Capital
         Resources section of MD&A to discuss the impact of your factoring arrangements on your liquidity position during each reported period and disclose any related known risks and trends.
8. You disclose here that you recorded bad debt expense of $96,166 in fiscal 2021. Please reconcile this disclosure to the bad debt expense adjustment of $405,977 reflected on the statement of cash flows for the year ended September 30, 2021, or revise your financial statements to resolve the inconsistency.
Note 14 - Other Income (Expenses), Net, page F-27

9. The table included in this note appears to show that you are not including certain operating items in the Operating income amounts shown on your statements of income and comprehensive income. Please refer to Rule 5-03(b) of Regulation S-X and revise your financial statements to correctly present your bad debt and impairment expenses as part of your calculation of your operating income (loss) in each period. In addition,
 Tao Ling
Ostin Technology Group Co., Ltd.
February 14, 2022
Page 3
         describe to us the transactions that resulted in (i) bank charges and other financial expenses and (iii) the gain from disposal of property, plant and equipment and explain to us why these amounts should not be included in calculating operating income, or revise as appropriate. See also the guidance in ASC 360-10-45-5.
10. Revise the note to describe the transactions that resulted in other non-business income
         (expense) of $616,049 and ($84,088) for the years ended September 30, 2021 and 2020, respectively.
       You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameTao Ling                                   Sincerely,
Comapany NameOstin Technology Group Co., Ltd.
                                                             Division of
Corporation Finance
February 14, 2022 Page 3                                     Office of
Manufacturing
FirstName LastName